Dear Fellow Shareholders:

We write to you as long-term investors in Rush with an interest in encouraging management to address an issue that we believe has been a long-term detriment to the performance of the Company’s shares.  We believe the current dual-class share structure employed by Rush Enterprises is both unnecessary and ineffective.  Furthermore, the materials referenced in our “Supporting Statement” in Rush Enterprises’ proxy statement support the conclusion that it is not in the best interests of shareholders to have a capital structure that leads to outsized influence for insiders, without commensurate economic ownership.

Furthermore, management’s rationale for voting against the proposal is flawed.  Approval of the proposal will not endanger the contract with Peterbilt Motors Company.  If approved by shareholders, the proposal only requires that management chart a course to collapse the dual-class share structure.  It leaves to the Board of Directors the responsibility for charting this course in a manner that is most advantageous to the company and its shareholders.

We know of at least one Peterbilt dealer, similar to Rush Enterprises, that is not required to maintain a dual-class equity structure.  See the discussion below.  This suggests that a single class of stock should be a viable structure for the company.

After fielding unsolicited feedback from fellow shareholders, we are confident that many shareholders share our concern with the dual-class structure.  We believe shareholders are primed to pass the proposal, and encourage you to vote FOR the proposal to eliminate the dual-class structure.

Minority Shareholders Are Harmed By the Dual-Class Share Structure

The Board’s “Statement in Opposition to Shareholder Proposal” in the proxy statement fails to address the analysis put forth in our “Supporting Statement.”  Our statement provides material that demonstrates that the minority shareholders of Rush Enterprises are being harmed by the dual-class equity structure.  Specifically, we note the following:

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“Extreme Governance: An Analysis of Dual-Class Firms in the United States,” by Gompers et al., demonstrates that a company’s valuation is negatively affected by a divergence between cash flow rights and voting rights of a controlling shareholder (in this case the Rush family).

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An IRRC Institute Study (2012), “Controlled Companies in the Standard & Poor’s 1500: A Ten Year Performance and Risk Review,” illustrates that non-controlled companies outperform (with less volatility) controlled companies over a 10-year period.

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Our own analysis (conducted in April 2015) shows that the stock price of Rush Enterprise has underperformed a set of publicly traded, comparable companies, while its operational performance has been superior.  These comparable companies consist of the following and they share the same SIC code as Rush:

Name	Market Cap	Industry	Company Description
LITHIA MTRS INC	2,615	Specialty Stores (3540)
Lithia Motors, Inc. is engaged in automotive retail business which operates automotive franchises and retailer of new and used vehicles and services. The company sells new and used cars and light trucks, replacement parts, provides vehicle maintenance, warranty, paint and repair services and arranges related financing, service contracts, protection products and credit insurance. Its dealerships are located in mid-size regional markets throughout the Western and Midwestern regions of the United States. Lithia Motors was founded by Walt DeBoer in 1946 and is headquartered in Medford, OR.

PENSKE AUTOMOTIVE GRP INC	4,752	Specialty Stores (3540)
Penske Automotive Group, Inc. owns and operates retail automotive franchises. The company is engaged in the sale of new and used motor vehicles and related products and services, including vehicle service, collision repair, and placement of finance and lease contracts, third-party insurance products and other aftermarket products. It operates through two segments: Retail and Other. The Retail segment includes all automotive dealerships and all departments relevant to the operation of the dealerships and the retail automotive joint ventures. The Other segment consists of its Hertz rental business and investments in non-automotive retail operations. The company was founded in October 1992 and is headquartered in Bloomfield Hills, MI.

ASBURY AUTOMOTIVE GROUP INC	2,395	Specialty Stores (3540)
Asbury Automotive Group, Inc. operates as an automotive retailers and services company. The company operates through only one segment, automotive retail. It offers a range of automotive products and services, including new and used vehicles; vehicle maintenance, replacement parts and collision repair services; new and used vehicle financing; and aftermarket products such as insurance, warranty and service contracts. Asbury Automotive was founded in 1995 and is headquartered in Duluth, GA.

GROUP 1 AUTOMOTIVE INC	2,104	Specialty Stores (3540)
Group 1 Automotive, Inc. owns and operates automobile dealerships, franchises and collision service centers. It sells new and used cars, light trucks and vehicle parts; provides insurance contracts services; offers automotive maintenance and repair services; and also provides vehicle financing services. Group 1 Automotive was founded in 1995 and is headquartered in Houston, TX.

SONIC AUTOMOTIVE INC	1,280	Specialty Stores (3540)
Sonic Automotive, Inc. operates as a automotive retailer. The company's services include sales of both new and used cars and light trucks, sales of replacement parts and performance of vehicle maintenance, warranty, paint and repair services and arrangement of extended service contracts, financing, insurance, vehicle protection products and other aftermarket products for automotive customers. Sonic Automotive was founded by Ollen Bruton Smith and Bryan Scott Smith in January 1997 and is headquartered in Charlotte. NC.

CERVUS EQUIP CORP	292	Specialty Stores
Cervus Equipment Corp. is engaged in the business of acquiring and operating authorized agricultural, industrial and construction equipment dealerships. It is primarily involved in the sale, after-sale service and maintenance of agricultural, construction and industrial equipment. The company also provides equipment rental, primarily in the construction and industrial equipment segment. It operates through the two segments: Agricultural Equipment, and Commercial & Industrial Equipment. The Agricultural Equipment segment consists of John Deere dealerships located in Alberta, Saskatchewan, British Columbia, New Zealand and Australia. The Commercial & Industrial Equipment segment consists of Bobcat/JCB, Clark, Sellick, and Doosan material handling and forklift equipment dealerships operating in Alberta; Clark, Sellick, and Doosan material handling and forklift equipment dealerships operating in Saskatchewan and Manitoba; and Peterbilt truck dealerships and collision repair center operating in Saskatchewan. The company was founded by Peter Alan Lacey on January 10, 1980 and is headquartered in Calgary, Canada.

Over a 5-year holding period, the company returned 75% (in aggregate) compared to 395% for the average equal-weighted return of the comparable companies.  During that same time period, the company has grown its revenue 281% compared to revenue growth by the comparable companies of 117%.  Furthermore, the company grew its EBITDA by 948% in aggregate over the five year period, while EBITDA growth for the comparable companies has been 133%.  Last but not least, Earnings Per Share (EPS) grew over 1,100% in five years compared to the comps that grew EPS just over 400%.  It is clear to us that there is a disconnect between the operational performance of Rush Enterprises and the company’s equity share performance (and valuation).

Shareholder Approval of the Proposal to Collapse the Dual-Class Equity Structure WILL NOT Terminate the Peterbilt Contract

The proposal is non-binding and if passed will set the board on a course to develop a plan to collapse the current dual-class equity structure.  It does not require immediate action, nor does it suggest a specific course to collapse the share structure.  Passing the proposal says to management that finding a way to collapse the dual-class structure should be given priority.

Should the proposal be approved, the Board has leeway to determine the best way to bring about a one-share, one-vote structure.  There are several alternative paths to this outcome, including staggering the board, which we believe is a far less value-destroying option than the dual-class structure.  We believe there are many other ways in which the ultimate goal can be achieved, and we would be happy to share these alternatives with management and the Board of Directors.  The Board will have time to demonstrate to Peterbilt that any proposed approach will in no way endanger the business relationship, and to procure Peterbilt’s signoff on the new structure.

It also bears mentioning that we believe that the reason (and purpose) management has provided for the creation of a dual-class structure is no longer valid.  Even with the dual share class structure, management no longer has enough voting power to prevent a change of control from occurring.  So if the purpose of the Rush family maintaining a much greater level of voting control than its actual economic interest is to essentially protect Peterbilt from unwanted acquirers gaining control of Rush Enter, then the status quo is failing to deliver such protection, while the shareholders are suffering from this poor corporate governance outcome.    If the Board wants to provide a key customer (like Peterbilt) sufficient change of control protection then it should be evaluating more effective alternatives like a staggered board or a poison pill.

Example of a Peterbilt Dealer Without a Dual-Class Structure

We researched other publicly traded companies that had dealer agreements with Peterbilt, and identified a Canadian public company, Cervus Equipment Corp. (“Cervus”).  Cervus has dealer agreements with Peterbilt and John Deere Limited (a former material customer of Rush Enterprises).  The dealer agreements that Cervus Equipment Corp. has with Peterbilt do not require a dual-class capital structure (which is possible in Canada) to ensure that management remains in control of Cervus, nor a comparable minimum voting rights clause.  Indeed, we confirmed with Cervus that there are no provisions with Peterbilt addressing the ownership of the parent public company.

Given these facts, coupled with a mandate to collapse the share structure should it be passed, we firmly believe Peterbilt will work with the Company to allow a suitable one-share, one-vote equity structure without harming the business.

The Proposal to Collapse the Dual-Class Structure Is the Best Path for Minority Shareholders AND the Company

The time has come for minority shareholders of Rush Enterprises to voice their concern and to set management on the path to eliminate the valuation discount the company has endured since inception.  This path, and the passage of the proposal specifically, should not endanger the Peterbilt relationship.  On the other hand, it should strengthen the company’s performance by aligning management’s economic and voting rights.  Overwhelming evidence suggests this will benefit both the company’s stock price by eliminating the “dual-class discount” and by incentivizing management to focus on execution of its strategy.

Sincerely,

Merlin Partners LP